                                                                         7099

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13G
                                (RULE 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)

                             (AMENDMENT NO. 5)(1)



                   Philadelphia Consolidated Holding Corp.
           --------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
           --------------------------------------------------------
                         (Title of Class of Securities)

                                 717528 10 3
           --------------------------------------------------------
                               (CUSIP Number)

                   February 9, 1998 and September 29, 1998
           --------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)





         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed.


                [ ]  Rule 13d-1(b)

                [ ]  Rule 13d-1(c)

                [ ]  Rule 13d-1(d)


- ---------

    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(C)  1998, BOWNE & CO., INC.                     (Bulletin No. 179. 02-06-98)

Schedule 13G                        Forms                                   7100
- --------------------------------------------------------------------------------

CUSIP NO. 717528 10 3               13G                      Page 2 of 5 Pages

- ------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           James J. Maguire
- ------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]


- ------------------------------------------------------------------------------
3.   SEC USE ONLY



- ------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


           U.S.
- ------------------------------------------------------------------------------
                    5.   SOLE VOTING POWER


                               3,726,964
                 ------------------------------------------------------------
   NUMBER OF        6.   SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY                    1,760,500
     EACH        ------------------------------------------------------------
   REPORTING        7.   SOLE DISPOSITIVE POWER
    PERSON
     WITH
                               3,726,964
                 ------------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER


                               1,760,500
- -----------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                3,726,964
- -----------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                      [ ]


- -----------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                 38.5%
- -----------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


                  IN
- -----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G                        Forms                                   7100
- --------------------------------------------------------------------------------

CUSIP NO. 717528 10 3               13G                      Page 3 of 5 Pages

- ------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Frances Maguire
- ------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]


- ------------------------------------------------------------------------------
3.   SEC USE ONLY



- ------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


           U.S.
- ------------------------------------------------------------------------------
                    5.   SOLE VOTING POWER


                               200,000
                 ------------------------------------------------------------
   NUMBER OF        6.   SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY                    1,760,500
     EACH        ------------------------------------------------------------
   REPORTING        7.   SOLE DISPOSITIVE POWER
    PERSON
     WITH
                               200,000
                 ------------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER


                               1,760,500
- -----------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                1,960,500
- -----------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES *                                                     [ ]


- -----------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                 16.1%
- -----------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


                  IN
- -----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 717528 10 3                                        Page 4 of 5 Pages



ITEM 1. SECURITY AND ISSUER

        The Issuer's name is Philadelphia Consolidated Holding Corp. and its executive offices are located at Suite 100, One Bala Plaza, Bala Cynwyd, Pennsylvania 19004.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is being filed by James J. Maguire and Frances Maguire, both United States citizens whose principal business offices are located at Suite 100, One Bala Plaza, Bala Cynwyd, Pennsylvania 19004, with repsect to shares of the Issuer's Common Stock, no par value (CUSIP Number 717528 10 3)("Common Stock").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Not Applicable.

ITEM 4. OWNERSHIP

        James J. Maguire benefically owns 5,487,464 shares of Common Stock representing 38.5% of the Common Stock, and Frances Maguire, the wife of James
J. Maguire, benefically owns 1,960,500 shares of Common Stock, representing 16.1% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Mr. Maguire has shared power to vote or direct the vote and shared power to dispose of or direct the disposition over 1,760,500 shares of Common Stock, which he jointly owns with his spouse, Frances Maguire. In addition, Mr. Maguire has sole power to vote or direct the vote and sole power to dispose or direct the disposition over 2,613,492 shares of stock as a result of immediately exercisable options which Mr. Maguire holds to acquire 2,613,492 shares of Common Stock, and Frances Maguire has sole power to dispose of or direct the disposition of 200,000 shares of Common Stock. In February 1995, Mr. and Mrs. Maguire transferred 2,000,000 shares held jointly by them to Mr. Maguire individually; and Mr. Maguire then immediately transferred these shares to The James J. Maguire 1995 Annuity Trust. On March 5, 1996, February 21, 1997, and February 9, 1998, 495,900 and 363,306, and 254,266 of those shares, respectively, were distributed by the Trust to Mr. Maguire, the beneficiary thereof. Effective as of September 29, 1998, Mr. Maguire relinquished his right to reacquire the shares in the Trust by substitution of assets of equal value. As a result of such relinquishment, Mr. Maguire is no longer beneficial owner of the 886,528 shares in the trust. Mr. Maguire disclaims beneficial ownership of the 200,000 shares held in Mrs. Maguire's name alone.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

                                 SCHEDULE 13G

CUSIP No. 717528 10 3                                        Page 5 of 5 Pages


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.



                                  SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.


Dated: September 25, 1998               /s/ James J. Maguire
                                        ------------------------------
                                        Signature

                                        James J. Maguire

                                        /s/ Frances Maguire
                                        ------------------------------
                                        Signature

                                        Frances Maguire